Exhibit 17.2

BAKER & DONALDSON

2410 WYOMING AVENUE, N.W.

WASHINGTON, D. C. 20008

(202) 293-2470

August 16, 2006

Ms. Therese K. Hathaway

VP, Corporate Counsel

Telos Corporation

19886 Ashburn Road

Ashburn, VA 20147-2358

Dear Ms. Hathaway:

As a member of the Board of Directors of Telos Corporation (the “Company”) since 2001, I have done my best to do what I honestly believed was in the best interests of the Company and all its stockholders, to fulfill my fiduciary duties under Maryland law, and to cause the company to comply with all of its disclosure obligations under the federal securities laws. I regret that other important participants in the corporate enterprise have impeded the board of directors from taking actions that I believed were necessary and appropriate. Because it has become clear to me that I will not be allowed to function effectively as a fiduciary for the Company and all its stockholders, I hereby resign as a director of the Company, effective immediately.

Please be advised that I am resigning “because of a disagreement with the registrant” on a matter “relating to the registrant’s operations, policies or practices.” Accordingly, Item 5.02 of the instructions to Form 8-K requires that the Company file a Form 8-K with regard to my resignation and include a copy of this letter with that filing.

Sincerely,

Geoffrey B. Baker